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May 31, 2006

VIA EMAIL

Jason Fox, Senior Accountant
Securities and Exchange Commission
Division of Investment Management
1000 F Street, N.E.
Washington, D.C. 20549-4644

Re: Hartford Series Fund, Inc. (SEC File Nos. 333-45431 and 811-08629) and
    Hartford HLS Series Fund II, Inc. (SEC File Nos. 033-03920 and 811-04615) N-CSR Filed March 6, 2006

Dear Mr. Fox:

Pursuant to your request, this letter responds to comments you provided to Ronnie Kryjak and myself in a telephonic discussion on Tuesday May 2, 2006 regarding the N-CSR filings for Hartford Series Fund, Inc. and Hartford HLS Series Fund II, Inc. filed simultaneously with the Securities and Exchange Commission on March 6, 2006. Summaries of the comments, and our responses thereto, are provided below. As we discussed, your comments were made for us to consider on a prospective basis. Therefore, I have either responded to your questions/comments or have described how we will address your comments in future annual reports.

RESPONSE TO COMMENTS

Please find your comments, together with our responses to your comments, below. Page references are to the Hartford Series Fund, Inc. and Hartford HLS Series Fund II, Inc. Annual Report, but each comment and response applies to each N-CSR filed unless otherwise indicated. The comments and responses are numbered according to the order in which you provided the comments.

SCHEDULE OF INVESTMENTS COMMENTS

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1.       COMMENT: For Capital Appreciation HLS Fund (pg. 177) and Global Advisers HLS Fund (pg. 178), under group and options contracts written and open at year end, disclose as a table in the Schedule of
         Investments or as a note to the financial statements in the following format:

         Name of issuer
         Number of contracts
         Exercise price
         Expiration date
         Value
         Premiums received

         RESPONSE: Going forward we will add a table at end of each Schedule of Investments to show the above information for each fund that has these types of contracts open at year end.

2.(a)    COMMENT: For Global Advisers HLS Fund, provide security details including interest rate and maturity date in the description column of the forward bond table in Schedule of Investments (pg. 85).

         RESPONSE: Going forward we will add this information to the Forward Bond Table.
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2. (b)   COMMENT: Identify any offsetting or segregated securities held or state that liquid assets are held in a segregated account to cover potential obligations under the contract.

         RESPONSE: Going forward we will identify offsetting or pledged securities or make the statement that liquid assets are held in a segregated account to cover potential obligations.

3.       COMMENT: For Hartford Global Financial Services HLS Fund, remove the second sentence of the note which begins "Currently non-income producing" (pg. 90). To be consistent with other equity funds, this should state only "Currently non-income producing."

         RESPONSE: We will make this change going forward.

4.       COMMENT: For U.S. Government Securities HLS Fund, the total investments in securities reported on the Statement of Assets and Liabilities (pg. 155), the cost amount should be $1,152,029, not
         $1,152,028. This should agree to the schedule of investments.

         RESPONSE: We agree and will make sure these have the same number going forward.

STATEMENTS OF ASSETS AND LIABILITIES COMMENTS

5.       COMMENT: For Capital Appreciation HLS Fund (pg. 150) and Global Advisers HLS Fund (pg. 151), state separately the amounts payable for open options contracts written including "premiums received on written options".

         RESPONSE: Going forward we will create separate line items for these amounts on the balance sheet.

6.       COMMENT: For Global Advisers HLS Fund (pg. 151), state separately amounts received or payable for unrealized appreciation or depreciation on forward bonds outstanding as of December 31, 2005.

         RESPONSE: We will provide this information going forward.

7.       COMMENT: Explain how related party payables are accrued and the frequency with which they are paid to the funds' related parties (pg. 150).

         RESPONSE: Going forward we will add additional language to our related party information in Footnote
         3 to the financial statements to note that related party payables are accrued daily and paid monthly.

8.       COMMENT: For the Disciplined Equity HLS Fund, under "Summary of Net Assets", the amount of "Cash held as collateral on loaned securities" should be "4" not "3" to agree with the schedule of investments (pg. 151).

         RESPONSE: We agree and will make sure these numbers agree going forward.

9.       COMMENT: For the Money Market HLS Fund, state separately amounts payable for dividends on capital shares as a separate line item (pg. 154).

         RESPONSE: We will make this change going forward.

NOTES TO FINANCIAL STATEMENTS COMMENTS

10.      COMMENT: Expand footnote 2.(b), (pg. 175) to state that the Hartford Money Market HLS Fund investments will be valued at amortized cost which approximates fair market value.".

         RESPONSE: We will add this language going forward.
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11.      COMMENT: Explain whether any of the funds had investments in index securities as of December 31,
         2005 (pg. 178) and consider adding disclosure to footnote 2.(h).

         RESPONSE: We had one fund at 12/31/05 that owned index securities: Hartford Small Company HLS held
         253 shares of iShares Russell 2000 Growth Index Fund.

         Going forward as part of footnote 2(h) we will indicate which funds if any held index securities at report date. If no funds hold any we will so indicate.
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Please call me at (860) 843-8859 if you have any questions.

Very truly yours,

/s/ Michael G. Phillips

cc: Edward P. Macdonald